CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the use, in the Schedule 14C Information Statement of Kleeair Systems, Inc. of our report dated December 9, 2005 on our audit of the financial statements of Innovay, Inc. as of October 31, 2005, and the results of its operations, stockholders deficit and cash flows for the period from November 23, 2004 (inception) to October 31, 2005.

/s/ Kabani & Company, Inc.

Kabani & Company, Inc.
Foutain Valley, California

December 30, 2005